August 29, 2008

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 3, 2008
Comment Letter dated August 5, 2008
File No. 000-50897

Dear Mr. Hiller:

This letter sets forth the responses of Great Panther Resources Limited (the “Company”) to the Staff’s comments relating to the Company’s Form 20-F, contained in your letter dated August 5, 2008. The responses are numbered to correspond to the numbers of the comments in your comment letter.

Form 20-F For the Fiscal Year Ended December 31, 2007

Financial Statements

Note 2 – Significant Accounting Policies

Mineral properties, plant and equipment, page F-7

1.

We note your response to prior comment 6, indicating that you believe option payments related to mineral properties are properly expensed under U.S. GAAP and so additional disclosures are therefore required in Note 18 to the financial statement.

You express the view that your option agreements are not mineral rights because (i) you have “…not demonstrated the commercial or economic viability of the mineral deposits…,” (ii) option payments were “…made at a time prior to all conditions of the option agreements being satisfied…,” and (iii) option payments were “…not made in exchange for an interest in the mineral concession….”

However, we do not see how you have differentiated your right from the definition of mineral rights in paragraph 5 of the EITF 04-2, which states that a mineral right is the “…legal right to explore, extract, and retain at least a portion of the benefits from mineral deposits.” The narrative in paragraph 6 mentions various arrangements constituting mineral rights, including a right to mine contract, which “…may call for a payment at the time the contract becomes effective and subsequent periodic payments, “indicating that a requirement to make payments in the future would not preclude mineral rights characterization. The guidence in paragraph 7 clarifies that mineral rights include prospecting and exploration permits if they include an option to acquire the rights to extract and retain at least a portion of the benefits form the mineral deposits.

We believe that having such an option is the key characteristic, provided you have done everything that is necessary to retain the option in good standing as of the reporting date; rather than having met conditions for excerise that pertain to future periods. And we do not see insistence in the definition of mineral rights that you establish economic viability of a mineral deposit or obtain an interest in a mineral concession directly.

Our position is that for U.S. GAAP purposes, unless you are able to show why your option agreements are not mineral rights, you should comply with EITF 04-2 and EITF 04-3, which require recognition of value beyond proven and probable reserves by initially accounting for the costs of mineral rights as tangible assets, and in subsequent impairment testing. Please identitfy all conditions of the option agreements that you believe preclude the mineral rights characterization at the point of entering into ths agreement and on each subsequent reporting date; and submit all related material agreements plus an analysis in support of you position.

RESPONSE:
We have considered the points raised in your letter dated August 5, 2008 and have reconsidered the guidance in EITF 04-2 relating to mineral interests.

Based on our option contracts for mineral properties that we have entered into, we believe that such option costs should be capitalized under US GAAP based on the definition of mineral rights in EITF 04-2. As such payments only allow for the right to explore on a property for a limited time period, we believe that such payments when capitalized should be amortized over the option period unless impaired under the guidance outlined in EITF 04-3.

We have reviewed all of the option payments made by us and have determined that these payments all relate to properties which we have only just commenced exploration and as such we believe that such payments would be impaired under EITF 04-3 since we have not completed sufficient studies to determine proven or probable reserves nor do we believe, at the time the option payments were made, that we have sufficient evidence of value beyond proven and probable reserves. We hope to obtain information on the mineralization of the properties and the economic ability to mine them prior to exercising our option on the various properties.

As a result, the write-off of these option payments would be included in statement of operations and thus, the determination of net loss under US GAAP would be the same as previously disclosed in our 20-F filing.

Revenue recognition, page F-9

2.

We have read your response to prior comment 7, regarding your sales of zinc and lead concentrate to Penoles, and the fees associated with subsequent treatment and processing by the customer. We understand that while sales of concentrate are invoiced net of treatment and processing charges, you recognize revenue on a gross basis, including value associated with the subsequent treatment and processing. You indicate that for the U.S. GAAP purposes you have overcome the presumption in Issue I of the EITF 01-9 that cash consideration given to a customer is presumed to be a reduction of the selling price because the fees are for an identifiable service and you can estimate the fair value of this benefit. Given that you no longer own the concentrate that is subject to treatment and processing by the Penoles, tell us how you have secured benefit form these subsequent activities. Also explain how the activities of Penoles relate to the adjustments you mention in your disclosure stating that revenue from the sale of concentrate “…is subject to adjustment upon final settlement based upon metal prices, weights and assays.”

RESPONSE:

Under EITF 01-9, we have secured the benefit of the treatment and processing services as treatment and processing fees are charged by Penoles and these fees are fixed under the terms of the contract. The arrangement with Penoles, including securing and paying for treatment and processing services, enables the Company to receive certain pricing and timely settlement payments, often within 60 days of our delivery of our concentrate. The fees charged by Penoles for treatment and processing are estimated to approximate fair value. The Company could also have entered into another contract with a third party to process and treat the concentrate prior to delivery to Penoles. Thus, treatment and processing is a separately identifiable service with stand alone value.

We believe the revenue would be reported gross based upon EITF 99-19 as discussed in our previous response.

Revenues from the final settlement of the concentrate shipment is based on average market prices for the month following the date of the lot closing. As a result, price risk associated with processing and treatment is primarily born by us. In accordance with the terms of the contract, Penoles pays advances, within 15 days of delivery, based upon latest known market quotes and on available assays up to that date. When the dry weights, sampling and final assays have been determined pursuant to the contract based upon assays and analysis performed by Penoles, the Company or its representative and a third party, if required to resolve discrepancies, the final weight and assay results are posted on Peñoles’ intra-web which is accessible by us. We prepare the final liquidation invoice based on these final weight, assay results and final metal prices.

Engineering Comments

3.

We note you have provided information in response to prior comments 10, 11, 14 and 15, regarding general information related to your properties, cutoff grade calculation, exploration programs, and sampling. Please disclose this information in your filing.

RESPONSE:

Please refer to the attached blacklined version of the 20-F for the requested changes. It should be noted that for prior comment 10, most of the information has already been provided on pages 23-25, 36-39, 49-52 and 73-74.

4.

We note your response to prior comment 17, regarding an economic cutoff grade determination and your response that resource estimates do not require a detailed analysis of operating costs. Mineral resources as defined as having reasonable prospects for economic extraction. For both operating mines and undeveloped properties, the basic assumptions are defined and stated by a qualified person in the preparation of a resource estimate. Further, the resources are delimited using an economically-based cutoff to segregate potential economic resources from mineralization or waste rock. Based on the information you have supplied, your cutoffs appear to only provide an estimate of geologically available mineralization, and do not appear to be related to current economic conditions at the property. An economic cutoff should distinguish minerals that could be mined while covering the mine’s operating costs, from those that would not. Since your resource cutoffs do not appear to do this your estimates appear to be without adequate support, with regard to the economic aspects of the definition for resources. Accordingly, please remove all resource estimates which are not based on an economically derived cutoff. If you choose to provide your stated assumptions, backup calculations, and pricing information sufficient to support your conclusion.

RESPONSE:

While we disclosed the commodity prices and recoveries that were used by Wardrop to determine the resources at Mapimi, we understand from our telephone discussion with Mr. George Schuler on August 20, 2008, that we should also have disclosed the silver equivalent cutoff grade of 50g/t. We will include the cutoff grade in future filings.

5.

We note your response to prior comment 20, concerning your sampling results. We believe the information presented in the first paragraph on page 46 and the third paragraph on page 51 is not consistent with the guidence offered. Please contact us by telephone if you require further clarification.

RESPONSE:
We clarified this matter with Mr. George Schuler by telephone on August 20, 2008. Mr. Schuler is satisfied with the disclosure in our 20-F filing.

If you have any further comments or questions regarding this letter, please contact me at 604-638-8956.

Sincerely,

Raakel Iskanius
Chief Financial Officer
Great Panther Resources Limited